13011269

SEC
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MAR 1 - 2013
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JNITED STATES
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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67552

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARK R. WILFERT & COMPANY, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1025 POLO CLUB ROAD
(No. and Street)

INDEPENDENCE	MN	55359
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark R. Wilfert 612-216-1009
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ELLINGSON & ELLINGSON, LTD.
(Name – *if individual, state last, first, middle name*)

5101 VERNON AVE. S. #501	EDINA	MN	55436
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/12

OATH OR AFFIRMATION

I, MARK R. WILFERT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARK R. WILFERT & COMPANY, LLC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EMILY JOANNE MICHELS
Notary Public
Minnesota
My Comm. Expires
Jan 31, 2016

Mark R. Wilfert
Signature

Chairman & CEO
Title

Emily Michels
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARK R. WILFERT & COMPANY, LLC

Independence, Minnesota

Financial Statements and
Auditor's Report
December 31, 2012

CONTENTS

Ellingson & Ellingson, Ltd.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Partner's
Mark R. Wilfert & Company, LLC
Independence, Minnesota

We have audited the accompanying statements of financial condition of Mark R. Wilfert & Company, LLC, as of December 31, 2012 and 2011, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mark R. Wilfert & Company, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Ellingson & Ellingson, Ltd.

Ellingson & Ellingson, Ltd.
Edina. Minnesota

February 26, 2013

Mark R. Wilfert & Company, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2012 and 2011

	2012	2011
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 10,253	$ 12,052
	10,253	12,052
PROPERTY AND EQUIPMENT		
Vehicles	1,000	1,000
Office furniture and equipment	76,350	68,870
Less: accumulated depreciation	(60,911)	(54,632)
	16,439	15,238
Total Assets	$ 26,692	$ 27,290
LIABILITIES AND PARTNERS' EQUITY		
CURRENT LIABILITIES	$ -	$ -
PARTNERS' EQUITY		
Partner's capital	121,978	94,978
Retained earnings (deficit)	(95,286)	(67,688)
	26,692	27,290
Total Liabilities and Partners' Equity	$ 26,692	$ 27,290

The accompanying notes are an integral part of these financial statements.

Mark R. Wilfert & Company, LLC
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2012 and 2011

	2012	2011
REVENUES	$ -	$ 2,521
EXPENSES		
Advertising and promotion	-	39
Auto expenses	73	467
Licenses and regulatory expense	2,893	1,356
Computer and internet expense	500	2
Depreciation	6,279	7,632
Office expense	6,606	5,523
Occupancy	-	336
Telephone and utilities	2,342	3,893
Insurance and benefits	1,483	1,166
Travel	7,422	7,918
Miscellaneous	-	36
Total Expenses	27,598	28,368
Net Loss	$ (27,598)	$ (25,847)

The accompanying notes are an integral part of these financial statements.

Mark R. Wilfert & Company, LLC
STATEMENT OF CHANGES IN PARTNERS' EQUITY
For the Years Ended December 31, 2012 and 2011

	Partners' Capital	Retained Earnings	Total
Balance at January 1, 2011	$ 74,978	$ (41,841)	$ 33,137
Capital contribution	20,000		
Net income		(25,847)	(25,847)
Balance at December 31, 2011	94,978	(67,688)	7,290
Capital contribution	27,000		
Net income		(27,598)	(27,598)
Balance at December 31, 2012	$ 121,978	$ (95,286)	$ (20,308)

The accompanying notes are an integral part of these financial statements.

Mark R. Wilfert & Company, LLC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2012 and 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (27,598)	$(25,847)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	6,279	7,632
Net Cash Flows from Operating Activities	(21,319)	(18,215)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of office furniture and equipment	(7,480)	(2,606)
Net Cash Flows from Investing Activities	(7,480)	(2,606)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	27,000	20,000
Net Cash Flows from Financing Activities	27,000	20,000
Net Increase in Cash	(1,799)	(821)
Cash at Beginning of Year	12,052	12,873
Cash at End of Year	$ 10,253	$ 12,052

The accompanying notes are an integral part of these financial statements.

MARK R. WILFERT & COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

Note 1. Summary of Significant Accounting Policies

This summary of significant accounting policies of Mark R. Wilfert & Company, LLC (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles.

Business Activity -
The Company operates in the mergers and acquisitions sector of the securities industry.

Cash Equivalents -
The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

Property and Equipment -
Property and equipment are recorded at cost. Depreciation is computed using the straight line method over useful lives of three to five years.

Income Taxes -
The Company, with the consent of its members, elected to be treated, under the provisions of the Internal Revenue Code, as a partnership. Under such provisions, in lieu of corporate income taxes, the members are taxed on the Company's taxable income. Therefore, no provision or liability for income taxes is included in the accompanying financial statements.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures.

Estimates -
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Concentrations of Credit Risk -
The Company does not believe that it is exposed to any significant credit risk in connection with the extension of credit to its customers. Historically, the Company has had no bad debt write offs.

Subsequent Events:
The Company evaluates events or transactions that occur subsequent to year end for potential recognition or disclosure in the financial statements through the date on which the financial statements are available to be issued. The financial statements were approved by management and available to be issued on February 3, 2012.

Ellingson & Ellingson, Ltd.
Certified Public Accountants

Independent Auditor's Report On Supplementary Information Required By Rule 17a-5 Of The Securities And Exchange Commission

We have audited the accompanying financial statements of Mark R. Wilfert & Company, LLC as of and for the year ended December 31, 2012, and have issued our report thereon dated February 26, 2013. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ellingson & Ellingson, Ltd.

Ellingson & Ellingson, Ltd.
Edina, Minnesota
February 26, 2013

Mark R. Wilfert & Company, LLC
COMPUTATION OF NET CAPITAL
As of December 31, 2012

NET CAPITAL		
Stockholders' Equity	$ 26,692	
Additions:		
Subordinated loans		
		$ 26,692
Deductions:		
Non-allowable items:		
Property and equipment net of accumulated depreciation	16,439	
		16,439
Net Capital		$ 10,253
BASIC CAPITAL REQUIREMENT		
Net capital		$ 10,253
Minimum net capital required		5,000
Excess Net Capital		$ 5,253
AGGREGATE INDEBTEDNESS		$ -
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		-
RECONCILIATION OF NET CAPITAL		
Net Capital, as reported in Company's Part IIA FOCUS report		$ 10,253
Audit adjustments made for the following:		
Adjusted Net Capital		$ 10,253

The accompanying notes are an integral part of these financial statements.

MARK R. WILFERT & COMPANY, LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
As Of December 31, 2012

Pursuant to Rule 15c3-3(k)(2)(B), the Company is exempt from the reserve requirement.

INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENT UNDER RULE 15c3-3
As Of December 31, 2012

The Company was in compliance with the exemptive provisions of SEC Rule 15c3-3 as of December 31, 2012.

Ellingson & Ellingson, Ltd.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Mark R. Wilfert & Company, LLC
Independence, Minnesota

In planning and performing our audit of the financial statements of Mark R. Wilfert & Company, LLC for the year ended December 31, 2012, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted **no** matters involving the control environment, and its operation that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ellingson & Ellingson, Ltd.

Ellingson & Ellingson, Ltd.
Edina, Minnesota
February 26, 2013